MEMORANDUM
TO:	Sally Samuel U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel
DATE:	July 16, 2015
SUBJECT:
Response to Comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on June 18, 2015 relating to the merger of the JNL/Mellon Capital 25 Fund, a series of the JNL Variable Fund LLC, into the JNL/S&P 4 Fund, a series of the JNL Series Trust ("Registrant")
File No:  333-205060

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments to the Registration Statement received via telephone on July 13, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Please uniformly apply all applicable comments received from the Commission Staff on other N-14 filings that were also filed on June 18, 2015 to this Registration Statement.

RESPONSE: The Registrant has applied all applicable Commission Staff comments received on the other N-14 filings to this N-14.

b.	Please confirm that information will be provided for all blank items in the Registration Statement.

RESPONSE:   The Registrant confirms that information will be provided for all blank items in the definitive Registration Statement filing, which will be filed as a 497c.

c.	Please reconcile the discussion of the Contract Owner's right to revoke their vote in the last paragraph of the letter to Contract Owners with the last paragraph under the "Notice" section.

RESPONSE: The Registrant has updated the last paragraph of the "Notice" section as follows:

Regardless of whether you plan to attend the Meeting, you should vote or give voting instructions by promptly completing, dating, signing, and returning the enclosed proxy or voting instruction card for the Acquired Fund in the enclosed postage-paid envelope.  You also can vote or provide voting instructions through the Internet or by telephone using the 14-digit control number that appears on the enclosed proxy or voting instruction card and following the simple instructions.  At any time prior to the Meeting, you may revoke your voting instructions by providing the Insurance Company with a properly executed written revocation of such voting instructions, properly executing later-dated voting instructions by a voting instruction card, telephone or the Internet, or appearing and voting in person at the Meeting.  If you are present at the Meeting, you may change your vote or voting instructions, if desired, at that time.  The Board recommends that you vote or provide voting instructions to vote FOR the proposals.

d.
Under the section entitled, "How an Insurance Company will Vote," please add disclosure reflecting that as a result of proportionate voting, a small number of Contract Owners can determine the outcome of the Proposal.

RESPONSE: The Registrant has added the requested language as follows:

An Insurance Company will vote the Shares for which it receives timely voting instructions from Contract Owners in accordance with those instructions.  Shares in each investment division of a Separate Account for which an Insurance Company receives a voting instruction card that is signed, dated and timely returned but is not marked to indicate voting instructions will be treated as an instruction to vote the Shares in favor of the Proposal.  Shares in each investment division of a Separate Account for which an Insurance Company receives no timely voting instructions from a Contract Owner, or that are attributable to amounts retained by an Insurance Company or its affiliate as surplus or seed money, will be voted by the applicable Insurance Company either for or against approval of the Proposal, or as an abstention, in the same proportion as the Shares for which Contract Owners (other than the Insurance Company) have provided voting instructions to the Insurance Company. Similarly, the Insurance Companies and their affiliates will vote their own shares and shares held by other regulated investment companies in the same proportion as voting instructions timely given by Contract Owners. As a result of proportionate voting, a small number of Contract Owners could determine the outcome of the Proposal.

e.	On the top and in the first paragraph of the cover page of the Proxy Statement, please add the name of the Acquiring Fund.

RESPONSE:    The Registrant has updated the cover page to include the name of the Acquiring Fund.

f.	Throughout the Registration Statement, consider clarifying in charts and other applicable areas which fund is the Acquiring Fund and which fund is the Acquired Fund.

RESPONSE:  The Registrant has added a header to the chart under "Comparison of Principal Risk Factors" clarifying which fund is the Acquiring and Acquired Fund.

g.	Please consider also including the Proposal on page 1 of the Proxy Statement.

RESPONSE: The Registrant has made the requested change.

h.
Please consider amending the tax disclosure to restate the following sentence in order to be more definitive, "The Trust believes that there will be no adverse tax consequences to Contract Owners as a result of the Reorganization."

RESPONSE: The Registrant has amended the sentence as follows:

It is expected that there will be no adverse tax consequences to Contract Owners as a result of the Reorganization.

i.
Under the Proposal and on page 11 of the Proxy Statement, please explain the impact of Class B shareholders of the Acquired Fund receiving Class A shares of the Acquiring Fund.  Please include in this explanation any differences in 12b-1 fees between the two classes.

RESPONSE: The Registrant has amended the relevant language as follows:

PROPOSAL:

Both Class A and Class B members of the MC 25 Fund will receive Class A shares of the S&P 4 Fund pursuant to the Reorganization.  Both the Class B shares of the MC 25 Fund and the Class A shares of the S&P 4 Fund do not currently have a distribution and/or service fee ("12b-1 fee"), while the Class A shares of the MC 25 Fund has a 12b-1 fee of 0.20%.  Therefore, the Class A members of the MC 25 Fund will benefit from the Reorganization by no longer having to pay a 12b-1 fee.  Members will not pay any sales charges in connection with the Reorganization.  The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986 (the "Code").  Please see "Comparative Fee and Expense Tables," "Additional Information about the Reorganization" and "Additional Information about the Acquiring Fund" below for more information.
PAGE 11:

JNLST currently offers only one class of shares, Class A, for the Acquiring Fund.  The S&P 4 Fund is not subject to a plan of distribution as permitted by Rule 12b-1 under the 1940 Act. ~~JNLST has adopted, in the manner prescribed under Rule 12b-1 under the 1940 Act, a plan of distribution pertaining to the Class A shares of the Acquiring Fund.  The maximum distribution and/or service (12b-1) fee for the Acquiring Fund's Class A shares is equal to an annual rate of 0.20% of the average daily net assets attributable to those shares.  Because these distribution/service fees are paid out of the Acquiring Fund's assets on an ongoing basis, over time these fees will increase your cost of investing and may cost more than paying other types of charges.  Furthermore, the Acquiring Fund is a fund-of-funds which invests in other investment companies that may also have distribution and/or service (12b-1) fees.~~

j.
Under the second bullet point on page 3 of the Proposal, please indicate that the total annual operating expenses of the Acquiring Fund will be higher and state the actual differences in fees.  Also, highlight that the fees will be higher by using bold text and cross reference the pro forma information.

RESPONSE: The Registrant has updated the language as follows:

~~It is estimated that t~~The management fees and administrative fees for the S&P 4 Fund, following the Reorganization, will be lower than that of the MC 25 Fund.  However, the total annual operating expense ratio for the S&P 4 Fund is ~~slightly~~ 8 basis points higher than the MC 25 Fund's total annual operating expense ratio due to higher acquired fund fees and expenses on the S&P 4 Fund, which can fluctuate over time.  For a more detailed comparison of the fees and expenses of the Funds, please see the pro forma disclosure provided in the "Comparative Fee and Expense Tables" and "Additional Information about the Acquiring Fund" below.

k.
Under the last bullet point on page 3 of the Proposal, please identify what the transaction costs are that will be borne by the funds, define these as "Transaction Costs" and then use this defined term throughout the document.

RESPONSE: The Registrant has updated the language as follows:

The costs and expenses associated with the Reorganization relating to the solicitation of proxies, including preparing, filing, printing, and mailing of the proxy statement and related disclosure documents and the costs and expenses related to obtaining a consent of independent registered public accounting firm will be borne by JNAM, and no sales or other charges will be imposed on Contract Owners in connection with the Reorganization.  The legal expenses associated with the Reorganization, including the legal fees incurred in connection with the analysis under the Code of the tax treatment of this transaction will be borne by the S&P 4 Fund.   Each Fund will bear its proportionate share of the transaction expenses, which typically includes but is not limited to trade commissions, related fees and taxes, and any foreign exchange spread costs, where applicable ("Transaction Costs"), associated with the Reorganization.  Such ~~expenses~~ Transaction Costs are estimated to be $143,259.  No sales or other charges will be imposed on Contract Owners in connection with the Reorganization.  Please see "Additional Information about the Reorganization" below for more information.

l.	Please clarify whether the portfolio repositioning costs are borne by the Funds.

RESPONSE: The Registrant respectfully declines this request, since the Registrant's response in 1.k. above addresses this comment.

m.
On pages 10-11, under "Terms of the Plan of Reorganization," please delete the following sentence, "The summary is qualified in its entirety by reference to the Plan, a copy of which is attached as Appendix A."

RESPONSE: The Registrant respectfully declines to make the requested deletion as it believes it is important for shareholders to understand that the section in which this language appears is only a summary of the terms of the Reorganization.  Therefore, the Registrant has revised the text to read:  "For additional information, you should consult the Plan of Reorganization, a copy of which is attached hereto as Appendix A."

n.
On pages 11-13, under "VF LLC Board Considerations," please discuss in reasonable detail the material factors and conclusions with respect thereto that form the basis for the recommendation of the board of directors that the shareholders approve an investment advisory contract, as per Item 22(c)(11) of Form 14A.

RESPONSE: The Registrant believes that the disclosure in the N-14 discusses in reasonable detail the material factors and conclusions with respect thereto that formed the basis for the Board's recommendation that shareholders approve the Reorganization.

o.	Please explain supplementally why the Board considered March 31, 2015 numbers as opposed to December 31, 2014 numbers.

RESPONSE: The Registrant noted that the Board considered March 31, 2015 numbers instead of December 31, 2014 numbers because the Board was provided with the most current data reasonably available (March 31, 2015) at the Board meeting whereby they approved the Reorganization.

p.	On page 16, please delete the section entitled "Distribution Arrangements" if neither the Acquired Fund nor the Acquiring Fund has 12b-1 fees.

RESPONSE: The Registrant respectfully declines this request, since the Acquired Fund has 12b-1 fees.

q.
On page 17, under the section entitled, "Investment in JNLST Shares," please clarify that the Board of Trustees can suspend the calculation of the net asset value per share in accordance with Rule 22c-1 under the Investment Company Act of 1940, as amended.

RESPONSE: The Registrant has updated the relevant language as follows:

Calculations of the NAV per share of the Acquiring Fund may be suspended by the Trust's Board of Trustees in accordance with Rule 22c-1 under the 1940 Act.

r.
On page 21, under the section entitled, "Quorum and Voting," please provide the legal basis for the following statement, "A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum."

RESPONSE:  The Registrant is unable to locate this language in the N-14.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

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